February 3, 2025

David Bonaccorso
Executive Vice President and Chief Financial Officer
Bank of Marin Bancorp
504 Redwood Boulevard, Suite 100
Novato, California 94947

       Re: Bank of Marin Bancorp
           Registration Statement on Form S-3
           Filed January 27, 2025
           File No. 333-284506
Dear David Bonaccorso:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance